

April 17, 2014

Via E-mail
Look Yuen Ling
Chief Executive Officer
JV Group, Inc.
7609 Ralston Road
Arvada, CO 80002

> **Re:** **JV Group, Inc.**
> **Form 10-K for the fiscal year ended June 30, 2013**
> **Filed October 15, 2013**
> **File No. 000-21477**

Dear Ms. Ling:

We have reviewed your response letter dated April 1, 2014 and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Amendment No. 1 to the Form 10-K for the fiscal year ended June 30, 2013

General

1. We note your response to comment 1 of our comment letter dated February 14, 2014 that you are "not in negotiations as to settlement with any of [your] creditors." We also note that Prestige, your subsidiary, is in default on its promissory note to Huge Earn. In future Exchange Act periodic reports, please expand your disclosure to discuss Huge Earn's rights as a result of the default and add risk factor disclosure as appropriate.

Item 1. Business, page 1

Leasehold Acquisition, page 2

2.   We note your response to comment 3 of our comment letter dated February 14, 2014. In future Exchange Act periodic reports, please clearly identify what you acquired from Huge Earn. For example only, we note your disclosure that Prestige "purchase[d] leaseholds" from Huge Earn and that "the existing leases with the tenants were transferred to Prestige." Please clarify whether Huge Earn was leasing space from a landlord and then sub-leasing such space to tenants. If so, in future Exchange Act periodic reports, please identify the landlord from whom Prestige is now leasing the space due to the leasehold acquisition and to discuss the material terms of that lease agreement. In addition, in future Exchange Act periodic reports, please revise your disclosure to identify the properties (e.g. 10F or 20F) for which Prestige acquired the leaseholds from Huge Earn.

Business Development & Future Prospects, page 4

The Centers, page 4

3.   We note your response to comment 4 of our comment letter dated February 14, 2014. In future Exchange Act periodic reports, please also disclose the average rental rates on the leases that are expiring at each center.

Item 7. Management's Discussion and Analysis of Financial Condition . . . , page 10

Revenue, page 11

4.   We note your response to comment 7 of our comment letter dated February 14, 2014. We also note that you have revised your disclosure to indicate that there was an increase in revenue "as a result of an increase of rentals in one center offset by the loss of a lessee in the other center." In future Exchange Act periodic reports, please clarify whether "rentals" is referring to rental rates or the number of leases.

Item 10. Directors, Executive Officers and Corporate Governance, page 15

Committees of the Board of Directors, page 16

5.   We note your response to comment 11 of our comment letter dated February 14, 2014. In future Exchange Act periodic reports, given that you have determined that you do not have an audit committee financial expert serving on your audit committee, please also provide the disclosure required by Item 407(d)(5)(i)(C) of Regulation S-K.

Look Yuen Ling
JV Group, Inc.
April 17, 2014
Page 3

<u>Item 15. Exhibits and Financial Statements, page 20</u>

6.   We note your response to comment 14 of our letter dated February 14, 2014. In response to our comment, you removed your articles of incorporation and bylaws. Please file these exhibits. Please refer to Item 601(b)(3) of Regulation S-K.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or the undersigned at 202-551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Beth Frohlickstein, Attorney Advisor, at 202-551-3789 or Stacie Gorman, Attorney Advisor, at 202-551-3585 with any other questions.

Sincerely,

/s/ Robert F. Telewicz, Jr.

Robert F. Telewicz Jr.
Senior Staff Accountant